EXHIBIT 99.1
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                                  Rediff.Com
             Rediff.Com Announces Pricing of Offering of new ADSs

Mumbai, India, November 9, 2005

Mumbai, India; November 9, 2005: Rediff.com India Limited (Nasdaq: REDF) announced that on November 9, 2005 it priced an offering of 3,026,480 American Depositary Shares ("ADSs") at an offer price of U.S. $ 15.86 per ADS, for estimated proceeds to Rediff.com of approximately U.S. $ 48 million, subject to the deduction of customary fees, commissions and offering expenses. Each ADS represents one-half of one of Rediff.com's equity shares, par value of Rs. 5 per share. Deutsche Bank Securities Inc. is the sole underwriter for the offering.

The offering is being made pursuant to a shelf registration statement relating to the securities that Rediff.com has filed with the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming part of an effective registration statement. Copies of the prospectus and the prospectus supplement can be obtained from Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005.

About Rediff.com India Limited

Rediff.com is one of the leading worldwide online providers of news, information, communication, entertainment and shopping services for Indians. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi and New York.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the internet and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward -looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.


For further details contact:

Ajay Menon
Investor Relations and Public Affairs Contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extn.: 362.